UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ASPEN GROUP, INC.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

04530L203
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04530L203	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,470,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,470,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,470,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.85%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	04530L203	Page 3 of 5

Item 1(a).	Name of Issuer:

 ASPEN GROUP, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 276 Fifth Avenue, Suite 505, New York, New York 10001

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman (“Mr. Cooperman”). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.

Mr. Cooperman is the ultimate controlling person of Associates and Capital LP. The principal business office of Associates and Capital LP is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496

Item 2(c).	Citizenship:

 United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

  04530L203

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No.	04530L203	Page 4 of 5

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,470,000

(b)	Percent of class:

Mr. Cooperman may be deemed the beneficial owner of 2,470,000 Shares, which constitutes approximately 9.85% of the total number of Shares outstanding, calculated based on the 25,084,375 Shares issued and outstanding as of December 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2021, and 50,000 Shares issuable upon exercise of a warrant held by the Foundation (including 50,000 Shares underlying the warrant). This consists of 1,050,000 Shares beneficially owned by the Foundation and 1,420,000 Shares owned by Capital LP.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

 2,470,000

(ii)	Shared power to vote or to direct the vote:

 0

(iii)	Sole power to dispose or to direct the disposition of:

 2,470,000

(iv)	Shared power to dispose or to direct the disposition of:

  0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 This Item 7 is not applicable.

CUSIP No.	04530L203	Page 5 of 5

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

 This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 14, 2022

LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact

 Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.
* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).